FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September 2004
                       Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Press Release of the Bulgarian Privatization Agency

The Privatization Agency (PA) and CEZ endorsed the draft-contract for the sale of the EDCs in Western Bulgaria package

The negotiation process between the teams of the PA and CEZ, a.s, has successfully ended by mutual endorsement of the draft-privatization contract for the sale of the energy distribution companies (EDC) united in the package Western Bulgaria.

The package contains:

     o    67% from the capital of EDC Sofia city
     o    67% from the capital of EDC Sofia district
     o    67% from the capital of EDC Pleven

Parameters from the mutually endorsed contract:

- in the day of signing of the privatization contract at least 20% from the price of the deal should be transferred to an escrow account, as the payment of the entire amount of the deal is a pre-condition for shifting the ownership rights over the sold shares;

- from the date of shifting the ownership till December 31, 2008 the buyer is obliged not to shift the ownership rights over the shares;

- from the date of shifting the right over the shares till 2006 (included) the buyer is obliged not to decrease the annual labor expenses of the companies for the present financial year under the level of the year, which ended on December 31, 2003;

- the buyer is obliged not to discontinue the service provision that the companies are obliged to provide in accordance with the licenses they possess issued by the SERC;

- not more than 20% from the price of the sold shares might be kept in the escrow account for possible compensation of the buyer if serious violations of the guarantees provided by the state in the privatization contract occur;

- in case of increasing the capital of any of the companies till December 31, 2008 and if the state does not exercise its right to acquire a part of the newly issued shares (proportional to its equity in the respective company), the buyer is obliged to pay the price for the state's agreement to reduce its share;

- if the shifting of the ownership rights over the sold shares is carried out before April 30, 2005, the dividends from the financial years, ending on December 31, 2004 and December 31, 2005 will be apportioned between the buyer and the state as of the moment of apportionment and paying of the dividend;

The endorsed draft-contract will be submitted for approval in the Supervisory Board of the Privatization Agency. In case of a positive decision from its side, the draft-contract will be submitted for approval in the Council of Ministers.

We remind you that on July 15, 2004 the Council of Ministers determined CEZ a.s., Czech Republic as a participant who won the tender for the sale of Western Bulgaria package, including:

     o    67% from the capital of EDC Sofia city
     o    67% from the capital of EDC Sofia district
     o    67% from the capital of EDC Pleven

The Czech company offered a price of 281 500 000 EUR.

Enel S.p.A, Italy and Public Power Corporation A.E., Greece who offered respectively 241 200 001 EUR and 165 000 000 EUR were also rated for Western Bulgaria package.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CEZ, a. s.

                                  ------------------------
                                        (Registrant)

                                 By: /s/ Libuse Latalova
                                    ----------------------
                                       Libuse Latalova
                               Head of Finance Administration

Date:  September 15, 2004